PROSPECTUS SUPPLEMENT                          Filed Pursuant to Rule 424(b)(2)
(TO PROSPECTUS DATED OCTOBER 14, 1993)         Registration No. 033-50507

                                  $80,000,000

                           ENTERGY MISSISSIPPI, INC.

      GENERAL AND REFUNDING MORTGAGE BONDS, 6.45% SERIES DUE APRIL 1, 2008
                          ---------------------------

                     INTEREST PAYABLE APRIL 1 AND OCTOBER 1
                          ---------------------------
    Interest on the General and Refunding Mortgage Bonds, 6.45% Series due April 1, 2008 (the "New G&R Bonds") of Entergy Mississippi, Inc. (formerly Mississippi Power & Light Company) (the "Company") is payable on April 1 and October 1 of each year, commencing October 1, 1998. The New G&R Bonds will be redeemable at the option of the Company, in whole or in part, at any time, prior to maturity upon not less than 30 days' nor more than 60 days' notice, (i) under certain circumstances, at the special redemption price of 100% of the principal amount thereof, (ii) prior to April 1, 2003, at a redemption price equal to the greater of (A) 100% of the principal amount thereof and (B) as determined by a Quotation Agent (as defined herein), the sum of the present values as of the redemption date of (x) the product of the principal amount of New G&R Bonds called for redemption multiplied by the general redemption price which would apply to a redemption of New G&R Bonds on April 1, 2003 and (y) the remaining scheduled interest payments on such principal amount from the redemption date through April 1, 2003, such present value to be determined on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) and using the Adjusted Treasury Rate (as defined herein) as the discount rate or (iii) on or after April 1, 2003, at the general redemption prices set forth herein, in each case, plus accrued interest thereon to the redemption date. See "Description of the New G&R Bonds -- Redemption and Purchase of New G&R Bonds."

     Payment of the principal of and interest on the New G&R Bonds when due will be insured by a financial guaranty insurance policy to be issued by Ambac Assurance Corporation simultaneously with the delivery of the New G&R Bonds.
                          ---------------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
  AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
      COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
        PROSPECTUS SUPPLEMENT OR THE PROSPECTUS. ANY REPRESENTATION TO
                      THE CONTRARY IS A CRIMINAL OFFENSE.

============================================================================================================
                                                   PRICE TO                UNDERWRITING         PROCEEDS TO
                                                  PUBLIC(1)                DISCOUNT(2)         COMPANY(1)(3)
------------------------------------------------------------------------------------------------------------
Per New G&R Bond.........................          99.029%                    0.65%               98.379%
------------------------------------------------------------------------------------------------------------
Total....................................        $79,223,200                 $520,000           $78,703,200

================================================================================

(1) Plus accrued interest from April 1, 1998.

(2) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(3) Before deduction of expenses payable by the Company, estimated at $100,000.
                          ---------------------------
     The New G&R Bonds offered by this Prospectus Supplement are offered by the Underwriters subject to prior sale, withdrawal, cancellation or modification of the offer without notice, to delivery to and acceptance by the Underwriters and to certain further conditions. It is expected that delivery of the New G&R Bonds will be made only through the book-entry facilities of The Depository Trust Company, New York, New York ("DTC"), on or about April 8, 1998, against payment therefor in immediately available funds.
                          ---------------------------
LEHMAN BROTHERS
                           MORGAN STANLEY DEAN WITTER

                                                            SALOMON SMITH BARNEY

March 31, 1998

CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE NEW G & R BONDS, INCLUDING STABILIZING TRANSACTIONS AND SYNDICATE COVERING TRANSACTIONS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     Reference is made to "Incorporation of Certain Documents by Reference" in the accompanying Prospectus. At the date of this Prospectus Supplement, the Incorporated Documents include the Company's Annual Report on Form 10-K for the year ended December 31, 1997.

                         SELECTED FINANCIAL INFORMATION
                             (DOLLARS IN THOUSANDS)

     The selected financial information of the Company set forth below should be read in conjunction with the audited financial statements and other financial information contained in the Incorporated Documents.

                                                    FOR THE YEARS ENDED DECEMBER 31,
                                          ----------------------------------------------------
                                            1997       1996       1995       1994       1993
                                          --------   --------   --------   --------   --------
Income Statement Data:
  Operating Revenues(a).................  $937,395   $958,430   $889,843   $859,845   $883,818
  Operating Income(b)...................   136,748    164,596    150,388    112,408    158,394
  Interest Expense (net)................    45,274     48,007     51,636     52,764     55,360
  Net Income............................    66,661     79,211     68,667     48,779    101,743(d)
  Ratio of Earnings to Fixed
     Charges(c).........................      2.98       3.40       2.92       2.12       3.79(d)

                                                              AS OF DECEMBER 31, 1997(F)
                                                              ---------------------------
                                                                            PERCENT OF
                                                               AMOUNT     CAPITALIZATION
                                                              ---------   ---------------
Balance Sheet Data:
  General and Refunding Mortgage Bonds(e)...................  $420,000         44.54%
  Other Long-Term Debt(e)...................................    44,156          4.69%
Shareholders' Equity:
  Preferred Stock (without sinking fund)....................    50,381          5.34%
  Common Stock and Paid-in Capital..........................   199,267         21.13%
  Retained Earnings.........................................   229,181         24.30%
                                                              --------        -------
          Total Shareholders' Equity........................   478,829         50.77%
                                                              --------        -------
                 Total Capitalization.......................  $942,985        100.00%
                                                              ========        =======

---------------

(a) Operating Revenues for the years ended December 31, 1993 and December 31, 1994 have been restated due to the reclassification of certain items to operating expenses.

(b) Operating Income for the years ended December 31, 1993 through 1995 has been restated to exclude income tax.

(c) As defined by Securities and Exchange Commission ("SEC") Regulation S-K, "Earnings" represent the aggregate of (1) net income, (2) taxes based on income, (3) investment tax credit adjustments -- net and (4) fixed charges. "Fixed Charges" include interest (whether expensed or capitalized), related amortization and interest applicable to rentals charged to operating expenses.

(d) Net Income and Earnings for the year ended December 31, 1993 include approximately $52 million pre-tax cumulative effect of a change in accounting principle to provide for the accrual of estimated unbilled revenues.

(e) Excludes current maturities of General and Refunding Mortgage Bonds and Other Long-Term Debt of $0 and $20 thousand, respectively, as of December 31, 1997.

(f) The proceeds from the sale of the New G&R Bonds are expected to be used primarily to refund outstanding General and Refunding Mortgage Bonds and as a result the Company's capitalization will not be materially affected. See "Use of Proceeds."

                                USE OF PROCEEDS

     The net proceeds to be received from the issuance and sale of the New G&R Bonds will be added to the Company's general funds, and are expected to provide a portion of the funds that will be required to redeem all of the Company's General and Refunding Mortgage Bonds, 8.80% Series due April 1, 2005, at a price equal to 100% of the principal amount thereof plus accrued interest thereon to the redemption date.

                        DESCRIPTION OF THE NEW G&R BONDS

     The following description of the particular terms of the New G&R Bonds offered hereby supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of the New G&R Bonds set forth in the accompanying Prospectus under the heading "Description of the New G&R Bonds," to which description reference is hereby made. As used in this Prospectus Supplement, the terms "G&R Bonds," "Trustee" and "G&R Mortgage" shall have the same meanings as the same terms used under "Description of the New G&R Bonds" in the accompanying Prospectus.

     INTEREST, MATURITY AND PAYMENT. The New G&R Bonds will mature on April 1, 2008 and will bear interest from April 1, 1998 at the rate shown in their title, payable April 1 and October 1 of each year, commencing October 1, 1998. Interest is payable to holders of record at the close of business on the March 31 or September 30 immediately preceding the interest payment date. Principal, premium, if any, and interest are payable at the office or agency of the Company in New York City. For so long as the New G&R Bonds are registered in the name of DTC, or its nominee, the principal of and premium, if any, and interest due on the New G&R Bonds will be payable by the Company or its agent to DTC for payment to its Participants (as defined herein) for subsequent disbursement to Beneficial Owners (as defined herein). See "-- Book-Entry G&R Bonds." The Company has covenanted to pay interest on any overdue principal and on any overdue installment of interest at the rate of 7.45% per annum. The New G&R Bonds will be issued on the basis of retired G&R Bonds.

     REDEMPTION AND PURCHASE OF NEW G&R BONDS. The New G&R Bonds will be redeemable at the option of the Company, in whole or in part, at any time prior to maturity, upon not less than 30 days' nor more than 60 days' notice, (i) by the application of proceeds of insurance or cash deposited with the Trustee pursuant to the provisions of the G&R Mortgage relating to eminent domain or sales to governmental entities or designees thereof, at the special redemption price of 100% of the principal amount thereof, (ii) prior to April 1, 2003, at a redemption price equal to the greater of (A) 100% of the principal amount thereof and (B) as determined by a Quotation Agent, the sum of the present values as of the redemption date of (x) the product of the principal amount of New G&R Bonds called for redemption multiplied by the general redemption price which would apply to a redemption of New G&R Bonds on April 1, 2003 and (y) the remaining scheduled interest payments on such principal amount from the redemption date through April 1, 2003, such present value to be determined on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) and using the Adjusted Treasury Rate as the discount rate or (iii) on or after April 1, 2003, at the following general redemption prices:

                                                             GENERAL
                                                            REDEMPTION
                           YEAR                             PRICE (%)
                           ----                             ----------
If redeemed during the 12-month period ending March 31,
  2004....................................................    102.06
  2005....................................................    101.37
  2006....................................................    100.68
  2007....................................................    100.00
  2008....................................................    100.00

in the case of clauses (i), (ii) and (iii) above, plus accrued interest thereon to the redemption date. With respect to clause (ii) above, if such redemption date is not an interest payment date, the amount of the next succeeding scheduled interest payment thereon will be reduced by the amount of interest accrued thereon to such redemption date.

     If, at the time notice of redemption is given, the redemption monies are not held by the Trustee, the redemption may be made subject to receipt of such monies before the date fixed for redemption, and such notice shall be of no effect unless such monies are so received.

     Cash deposited under any provision of the G&R Mortgage (with certain exceptions) may be applied to the redemption or purchase (including the purchase from the Company) of G&R Bonds of any series.

     The New G&R Bonds are not subject to redemption under any sinking or improvement fund or any maintenance or replacement fund.

     CERTAIN DEFINITIONS. "Adjusted Treasury Rate" means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date, plus 0.125%.

     "Business Day" means any day other than a Saturday or a Sunday or a day on which banking institutions in The City of New York are authorized or required by law or executive order to remain closed or a day on which the Corporate Trust Office of the Trustee is closed for business.

     "Comparable Treasury Issue" means the United States Treasury security selected by a Quotation Agent as having a maturity comparable to the remaining term of the New G&R Bonds that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the New G&R Bonds.

     "Comparable Treasury Price" means, with respect to any redemption date, (i) the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) on the third Business Day preceding such redemption date, as set forth in the daily statistical release (or any successor release) published by the Federal Reserve Bank of New York and designated "Composite 3:30 p.m. Quotations for U.S. Government Securities" or (ii) if such release (or any successor release) is not published or does not contain such prices on such Business Day, (A) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations or
(B) if the Trustee obtains fewer than three such Reference Treasury Dealer Quotations, the average of all such Reference Treasury Dealer Quotations.

     "Quotation Agent" means one of the Reference Treasury Dealers appointed by the Trustee after consultation with the Company.

     "Reference Treasury Dealer" means Lehman Brothers Inc., Morgan Stanley & Co. Incorporated, and Salomon Brothers Inc and their respective successors; provided, however, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), the Company shall substitute therefor another Primary Treasury Dealer, or any other Primary Treasury Dealer selected by the Trustee after consultation with the Company.

     "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 5:00 p.m. on the third Business Day preceding such redemption date.

     DIVIDEND COVENANT. The Company will covenant in substance that, so long as any New G&R Bonds remain outstanding, it will not pay any cash dividends on common stock or repurchase common stock after March 31, 1998, unless, after giving effect to such dividend or purchase, the aggregate amount of such dividends or purchases after March 31, 1998 (other than dividends that have been declared by the Company before March 31, 1998) does not exceed credits to earned surplus after March 31, 1998 plus $250,000,000 plus such additional amounts as shall be approved by the SEC.

     BOOK-ENTRY G&R BONDS. The information under the heading "Description of the New G&R Bonds -- Form and Exchanges" in the accompanying Prospectus will not be applicable to the New G&R Bonds. Except under the circumstances described below, DTC will act as securities depository for the New G&R Bonds. The

New G&R Bonds will be issued as fully-registered securities registered in the name of Cede & Co. (DTC's partnership nominee). One fully-registered New G&R Bond certificate will be issued for the New G&R Bonds, in the aggregate principal amount of such issue, and will be deposited with DTC or its custodian.

     DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). DTC holds securities that its participants ("Participants") deposit with DTC. DTC also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations ("Direct Participants"). DTC is owned by a number of its Direct Participants and by The New York Stock Exchange, Inc., the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks, and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The Rules applicable to DTC and its Participants are on file with the SEC.

     Purchases of New G&R Bonds under the DTC system must be made by or through Direct Participants, which will receive a credit for the New G&R Bonds on DTC's records. The ownership interest of each actual purchaser of each New G&R Bond ("Beneficial Owner") is in turn to be recorded on the Direct and Indirect Participants' records. Beneficial Owners will not receive written confirmation from DTC of their purchase, but Beneficial Owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participant through which the Beneficial Owner entered into the transaction. Transfers of ownership interests in the New G&R Bonds are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in New G&R Bonds, except in the event that use of the book-entry system for the New G&R Bonds is discontinued.

     To facilitate subsequent transfers, all New G&R Bonds deposited by Participants with DTC are registered in the name of DTC's partnership nominee, Cede & Co. The deposit of New G&R Bonds with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the New G&R Bonds; DTC's records reflect only the identity of the Direct Participants to whose accounts such New G&R Bonds are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

     Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

     Redemption notices shall be sent to Cede & Co. If less than all of the New G&R Bonds are being redeemed, DTC's practice is to determine by lot the amount of the interest of each Direct Participant in such issue to be redeemed.

     Neither DTC nor Cede & Co. will consent or vote with respect to New G&R Bonds. Under its usual procedures, DTC mails an Omnibus Proxy to the Company as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the New G&R Bonds are credited on the record date (identified in a listing attached to the Omnibus Proxy).

     Principal, premium, if any, and interest payments on the New G&R Bonds will be made to DTC. DTC's practice is to credit Direct Participants' accounts on the applicable payment date in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payment on such payment date. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such Participant and not of DTC, the Trustee, or the Company, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal, premium, if any, and interest to DTC is the responsibility of the Company or the Trustee, disbursement of such payments to Direct Participants shall be the responsibility of DTC, and disbursement of such payments to the Beneficial Owners shall be the responsibility of Direct and Indirect Participants.

     DTC may discontinue providing its services as securities depository with respect to the New G&R Bonds at any time by giving reasonable notice to the Company or the Trustee. Under such circumstances, in the event that a successor securities depository is not obtained, New G&R Bond certificates are required to be printed and delivered.

     The information in this section concerning DTC and DTC's book-entry system has been obtained from sources (including DTC) that the Company believes to be reliable, but the Company takes no responsibility for the accuracy thereof.

     The Company may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depository). In that event, New G&R Bond certificates will be printed and delivered.

     Neither the Company, the Trustee, the Underwriters of the New G&R Bonds nor any agent for payment on or registration of transfer or exchange of such New G&R Bonds will have any responsibility or liability for any of the records relating to or payments made on account of beneficial interests in any of the New G&R Bonds or for maintaining, supervising or reviewing any records relating to such beneficial interests.

                    CREDIT ENHANCEMENT OF THE NEW G&R BONDS

     PAYMENT PURSUANT TO FINANCIAL GUARANTY INSURANCE POLICY. Ambac Assurance Corporation ("Ambac Assurance") has made a commitment to issue a financial guaranty insurance policy (the "Financial Guaranty Insurance Policy," the form of which is attached to this Prospectus Supplement as Appendix A) relating to the New G&R Bonds effective as of the date of issuance of the New G&R Bonds. Under the terms of the Financial Guaranty Insurance Policy, Ambac Assurance will pay to the United States Trust Company of New York in New York, New York or any successor thereto (the "Insurance Trustee") that portion of the principal of and interest on the New G&R Bonds which shall become Due for Payment but shall be unpaid by reason of Nonpayment (as such terms are defined in the Financial Guaranty Insurance Policy) by the Company. Ambac Assurance will make such payments to the Insurance Trustee on the later of the date on which such principal and interest becomes Due for Payment or within one business day following the date on which Ambac Assurance shall have received notice of Nonpayment from the Trustee. The insurance will extend for the term of the New G&R Bonds and, once issued, cannot be canceled by Ambac Assurance.

     The Financial Guaranty Insurance Policy will insure payment only on the stated maturity date, in the case of principal, and on stated dates for payment, in the case of interest. In the event of any acceleration of the principal of the New G&R Bonds, the insured payments will be made at such times and in such amounts as would have been made had there not been an acceleration.

     In the event the Trustee has notice that any payment of principal of or interest on a New G&R Bond which has become Due for Payment and which is made to a bondholder by or on behalf of the Company has been deemed a preferential transfer and theretofore recovered from its registered owner pursuant to the United States Bankruptcy Code in accordance with a final, nonappealable order of a court of competent jurisdiction, such registered owner will be entitled to payment from Ambac Assurance to the extent of such recovery if sufficient funds are not otherwise available.

     The Financial Guaranty Insurance Policy does not insure any risk other than Nonpayment. Specifically, the Financial Guaranty Insurance Policy does not cover:

          1. payment on acceleration, as a result of a call for redemption or as a result of any other advancement of maturity.

          2. payment of any redemption, prepayment or acceleration premium.

          3. nonpayment of principal or interest caused by the insolvency or negligence of the Trustee.

     If it becomes necessary to call upon the Financial Guaranty Insurance Policy, payment of principal requires surrender of New G&R Bonds to the Insurance Trustee together with an appropriate instrument of assignment so as to permit ownership of such New G&R Bonds to be registered in the name of Ambac Assurance to the extent of the payment under the Financial Guaranty Insurance Policy. Payment of interest pursuant to the Financial Guaranty Insurance Policy requires proof of bondholder entitlement to interest payments and an appropriate assignment of the bondholder's right to payment to Ambac Assurance.

     Upon payment of the insurance benefits, Ambac Assurance will become the owner of the New G&R Bond, or right to payment of principal or interest on such New G&R Bond and will be fully subrogated to the surrendering bondholder's rights to payment.

     AMBAC ASSURANCE CORPORATION. Ambac Assurance is a Wisconsin-domiciled stock insurance corporation regulated by the Office of the Commissioner of Insurance of the State of Wisconsin and licensed to do business in 50 states, the District of Columbia, the Territory of Guam and the Commonwealth of Puerto Rico, with admitted assets of approximately $2,879,000,000 (unaudited) and statutory capital of approximately $1,656,000,000 (unaudited) as of December 31, 1997. Statutory capital consists of Ambac Assurance's policyholders' surplus and statutory contingency reserve. Standard & Poor's Ratings Services, a division of The McGraw-Hill Companies, Inc., Moody's Investors Service and Fitch IBCA, Inc. have each assigned a triple-A claims-paying ability rating to Ambac Assurance.

     Ambac Assurance makes no representation regarding the New G&R Bonds or the advisability of investing in the New G&R Bonds and makes no representation regarding, nor has it participated in the preparation of, this Prospectus Supplement other than the information supplied by Ambac Assurance and presented under this heading.

     AVAILABLE INFORMATION. The parent company of Ambac Assurance, Ambac Financial Group, Inc. ("Ambac Financial"), is subject to the informational requirements of the Exchange Act and in accordance therewith files reports, proxy statements and other information with the SEC. Such reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the SEC's regional offices at 7 World Trade Center, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained from the public reference section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The SEC maintains a Web site that contains reports, proxy statements and other information regarding registrants that file electronically with the SEC (http://www.sec.gov). In addition, the aforementioned material may also be inspected at the offices of The New York Stock Exchange, Inc. (the "NYSE") at 20 Broad Street, New York, New York 10005. Ambac Financial's Common Stock is listed on the NYSE.

     Copies of Ambac Assurance's financial statements prepared in accordance with statutory accounting standards are available from Ambac Assurance. The address of Ambac Assurance's administrative offices and its telephone number are One State Street Plaza, 17th Floor, New York, New York, 10004 and (212) 668-0340.

     INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE. The following document filed by Ambac Financial with the SEC (File No. 1-10777) is incorporated by reference in this Prospectus Supplement:

          Ambac Financial's Current Report on Form 8-K dated March 27, 1998 and filed on March 27, 1998 (containing Ambac Assurance's consolidated financial statements as of December 31, 1997 and December 31, 1996 and for the three years ended December 31, 1997).

     All documents subsequently filed by Ambac Financial pursuant to the requirements of the Exchange Act after the date of this Prospectus Supplement will be available for inspection in the same manner as described above in "-- Available Information".

                                  UNDERWRITING

     Under the terms and conditions set forth in the Underwriting Agreement dated the date hereof, the Company has agreed to sell to each of the Underwriters named below, and each of the Underwriters has severally agreed to purchase, the principal amount of the New G&R Bonds set forth opposite its name below:

                                                               PRINCIPAL
                        UNDERWRITER                             AMOUNT
                        -----------                           -----------
Lehman Brothers Inc. .......................................  $32,000,000
Morgan Stanley & Co. Incorporated...........................   24,000,000
Salomon Brothers Inc........................................   24,000,000
                                                              -----------
          Total.............................................  $80,000,000
                                                              ===========

     The Underwriting Agreement provides that the several obligations of the Underwriters to pay for and accept delivery of the New G&R Bonds are subject to approval of certain legal matters by their counsel and to certain other conditions. The Underwriters' obligations are such that they are committed to take and pay for all of the New G&R Bonds offered hereby if any are taken, provided that under certain circumstances involving a default of an Underwriter, less than all of the New G&R Bonds may be purchased. Default by one or more Underwriters would not relieve the non-defaulting Underwriters from their several obligations, and in the event of such default, the non-defaulting Underwriters may be required by the Company to purchase the respective principal amounts of the New G&R Bonds that they have severally agreed to purchase and, in addition, to purchase the principal amount of the New G&R Bonds that the defaulting Underwriter or Underwriters shall have failed to purchase, severally and not jointly, up to a principal amount equal to one-ninth of the respective principal amounts of the New G&R Bonds that such non-defaulting Underwriters have otherwise agreed to purchase.

     The Underwriters have advised the Company that they propose to offer all or part of the New G&R Bonds directly to purchasers at the initial public offering price set forth on the cover page of this Prospectus Supplement and to certain securities dealers at such price less a concession of 0.40% of the principal amount of the New G&R Bonds. The Underwriters may allow, and such dealers may reallow to certain brokers and dealers, a concession not in excess of 0.25% of the principal amount of the New G&R Bonds. After the New G&R Bonds are released for sale to the public, the offering price and other selling terms may from time to time be varied.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

     There is presently no trading market for the New G&R Bonds and there is no assurance that a market will develop. Although they are under no obligation to do so, the Underwriters presently intend to act as market makers for the New G&R Bonds in the secondary trading market, but may discontinue such market-making at any time without notice.

     The Underwriters may engage in stabilizing transactions and syndicate covering transactions in accordance with Rule 104 under the Exchange Act. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the New G&R Bonds in the open market after the distribution has been completed in order to cover syndicate short positions. Such stabilizing transactions and syndicate covering transactions may cause the price of the New G&R Bonds to be higher than it would otherwise be in the absence of such transactions.

                              EXPERTS AND LEGALITY

     The Company's balance sheets as of December 31, 1997 and 1996 and the statements of income, retained earnings and cash flows and the related financial statement schedule for each of the three years in the period ended December 31, 1997, incorporated by reference in this Prospectus Supplement from the Company's Annual Report on Form 10-K, have been incorporated herein in reliance on the reports of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

     The legality of the New G&R Bonds will be passed upon for the Company by Ann G. Roy, Senior Counsel -- Corporate and Securities of Entergy Services, Inc., and Reid & Priest LLP, New York, New York. Certain legal matters will be passed upon for the Underwriters by Winthrop, Stimson, Putnam & Roberts, New York, New York. Matters pertaining to New York law will be passed upon by Reid & Priest LLP, New York counsel to the Company, and matters pertaining to Mississippi law will be passed upon by Ann G. Roy, Senior Counsel -- Corporate and Securities of Entergy Services, Inc., Mississippi counsel to the Company.

     The statements as to matters of law and legal conclusions made under "Description of the New G&R Bonds" in this Prospectus Supplement and "Description of the New G&R Bonds" in the accompanying Prospectus have been reviewed by Ann G. Roy, Senior Counsel -- Corporate and Securities of Entergy Services, Inc., and, except as to "Security" therein, by Reid & Priest LLP, New York, New York, and are set forth herein in reliance upon the opinions of said counsel, respectively, and upon their authority as experts.

     The consolidated financial statements of Ambac Assurance, as of December 31, 1997 and 1996 and for each of the years in the three year period ended December 31, 1997 have been incorporated by reference herein and in the Company's registration statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                                                                APPENDIX A

[SPECIMEN]


                               [AMBAC LETTERHEAD]


FINANCIAL GUARANTY INSURANCE POLICY


Obligor:                            Policy Number:

Obligations:                        Premium:


AMBAC ASSURANCE CORPORATION (AMBAC) A Wisconsin Stock Insurance Company in consideration of the payment of the premium and subject to the terms of this Policy, hereby agrees to pay to United States Trust Company of New York, as trustee, or its successor (the "Insurance Trustee"), for the benefit of the Obligees, that portion of the principal of and interest on the above-described obligations (the "Obligations") which shall become Due for Payment but shall be unpaid by reason of Nonpayment by the Obligor.

Ambac will make such payments to the Insurance Trustee within one (1) business day following notification to Ambac of Nonpayment. Upon an Obligee's presentation and surrender to the Insurance Trustee of such unpaid Obligations or appurtenant coupons, uncanceled and in bearer form and free of any adverse claim, the Insurance Trustee will disburse to the Obligee the face amount of principal and interest which is then Due for Payment but is unpaid. Upon such disbursement, Ambac shall become the owner of the surrendered Obligations and coupons and shall be fully subrogated to all of the Obligee's rights to payment.

In cases where the Obligations are issuable only in a form whereby principal is payable to registered Obligees or their assigns, the Insurance Trustee shall disburse principal to an Obligee as aforesaid only upon presentation and surrender to the Insurance Trustee of the unpaid Obligation, uncanceled and free of any adverse claim, together with an instrument of assignment, in form satisfactory to the Insurance Trustee duly executed by the Obligee or such Obligee's duly authorized representative, so as to permit ownership of such Obligation to be registered in the name of Ambac or its nominee. In cases where the Obligations are issuable only in a form whereby interest is payable to registered Obligees or their assigns the Insurance Trustee shall disburse interest to an Obligee as aforesaid only upon presentation to the Insurance Trustee of proof that the claimant is the person entitled to the payment of interest on the Obligation and delivery to the Insurance Trustee of an instrument of assignment, in form satisfactory to the Insurance Trustee, duly executed by the claimant Obligee or such Obligee's duly authorized representative, transferring to Ambac all rights under such Obligation to receive the interest in respect of which the insurance disbursement was made. Ambac shall be subrogated to all of the Obligees' rights to payment on registered Obligations to the extent of the insurance disbursements so made.

In the event that a trustee or paying agent for the Obligations has notice that any payment of principal of or interest on an Obligation which has become Due for Payment and which is made to an Obligee by or on behalf of the Obligor has been deemed a preferential transfer and theretofore recovered from the Obligee pursuant to the United States Bankruptcy Code in accordance with a final, nonappealable order of a court of competent jurisdiction, such Obligee will be entitled to payment from Ambac to the extent of such recovery if sufficient funds are not otherwise available.

As used herein, the term "Obligee" means any person other than the Obligor who, at the time of Nonpayment, is the owner of an Obligation or of a coupon appertaining to an Obligation. As used herein, "Due for Payment", when referring to the principal of Obligations, is when the stated maturity date or mandatory redemption date for the application of a required sinking fund installment has been reached and does not refer to any earlier date on which payment is due by reason of call for redemption (other than by application of required sinking fund installments), acceleration or other advancement of maturity; and, when referring to interest on the Obligations, is when the stated date for payment of interest has been reached. As used herein, "Nonpayment" means the failure of the Obligor to have provided sufficient funds to the paying agent for payment in full of all principal of and interest on the Obligations which are Due for Payment.

This Policy is noncancelable. The premium on this Policy is not refundable for any reason, including payment of the Obligations prior to maturity. This Policy does not insure against loss of any prepayment or other acceleration payment which at any time may become due in respect of any Obligation, other than at the sole option of Ambac, nor against any risk other than Nonpayment.

In witness whereof, Ambac has caused this Policy to be affixed with a facsimile of its corporate seal and to be signed by its duly authorized officers in facsimile to become effective as its original seal and signatures and binding upon Ambac by virtue of the countersignature of its duly authorized representative.


/s/ P. LASSITER                              /s/ STEPHEN D. COOKE
                           [SEAL]

President                                    Secretary


Effective Date:

UNITED STATES TRUST COMPANY OF NEW YORK acknowledges that it has agreed to perform the duties of Insurance Trustee under this Policy.

                                             Authorized Representative

                                             /s/ H. WILLIAM WEBER

                                             Authorized Officer

PROSPECTUS
--------------------

                                  $350,000,000
                       MISSISSIPPI POWER & LIGHT COMPANY
                      GENERAL AND REFUNDING MORTGAGE BONDS
                  PREFERRED STOCK, CUMULATIVE, $100 PAR VALUE

     Mississippi Power & Light Company (the "Company") may offer from time to time its General and Refunding Mortgage Bonds (the "New G&R Bonds") and/or its Preferred Stock, Cumulative, $100 Par Value (the "New Preferred Stock"), aggregating $350,000,000 in principal amount and/or par value, as the case may be. The New G&R Bonds and the New Preferred Stock will each be offered in one or more series at prices and on terms to be determined at the time of sale. This Prospectus will be supplemented by a prospectus supplement (the "Prospectus Supplement") which will set forth, as applicable (1) the aggregate principal amount, rate and time of payment of interest, maturity, purchase price, initial public offering price, if any, redemption provisions and other specific terms of the series of New G&R Bonds in respect of which this Prospectus is being delivered, or (2) the specific number of shares, purchase price, initial public offering price, if any, dividend rate (or method of calculation thereof), any redemption or sinking fund terms and other specific terms of the series of New Preferred Stock in respect of which this Prospectus is being delivered. The sale of one series of any security will not be contingent upon the sale of any other series of any security.
                             ---------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
     AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
      THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
        COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
         PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL
                                    OFFENSE.
                             ---------------------

     The Company may sell the New G&R Bonds and/or the New Preferred Stock through underwriters, dealers or agents, or directly to one or more purchasers. The Prospectus Supplement will set forth the names of underwriters, dealers or agents, if any, any applicable commissions or discounts and the net proceeds to the Company from any such sale. See "Plan of Distribution" for possible indemnification arrangements for underwriters, dealers, agents and purchasers.
                THE DATE OF THIS PROSPECTUS IS OCTOBER 14, 1993

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE SECURITIES OFFERED HEREBY OR ANY OTHER SECURITIES OF THE COMPANY AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                             ---------------------

                             AVAILABLE INFORMATION

     Mississippi Power & Light Company ("Company") is subject to the informational requirements of the Securities Exchange Act of 1934 ("Exchange Act") and in accordance therewith files reports and other information with the Securities and Exchange Commission ("SEC"). Such reports include information, as of particular dates, concerning the Company's directors and officers, their remuneration, the principal holders of the Company's securities and any material interests of such persons in transactions with the Company. Such reports and other information can be inspected and copied at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549; 500 West Madison Street, 14th floor, Chicago, Illinois 60661; and Seven World Trade Center, 13th floor, New York, New York 10048. Copies of this material can also be obtained at prescribed rates from the Public Reference Section of the SEC at its principal office at 450 Fifth Street, N.W., Washington, D.C. 20549. Shareholders of the Company are furnished copies of financial statements as of the end of the most recent fiscal year audited and reported upon (with an opinion expressed) by independent certified public accountants.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed with the SEC pursuant to the Exchange Act are incorporated in this Prospectus by reference:

          1. The Company's Annual Report on Form 10-K for the year ended December 31, 1992; and

          2. The Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1993 and June 30, 1993.

     In addition, all documents subsequently filed with the SEC by the Company pursuant to Section 13, 14 or 15(d) of the Exchange Act prior to the termination of this offering shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents (such documents, and the documents enumerated above, being hereinafter referred to as "Incorporated Documents").

     Any statement contained herein or in an Incorporated Document shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in any other subsequently filed Incorporated Document or in an accompanying Prospectus Supplement modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     THE COMPANY HEREBY UNDERTAKES TO PROVIDE WITHOUT CHARGE TO EACH PERSON, INCLUDING ANY BENEFICIAL OWNER, TO WHOM A COPY OF THIS PROSPECTUS HAS BEEN DELIVERED, ON THE WRITTEN OR ORAL REQUEST OF ANY SUCH PERSON, A COPY OF ANY AND ALL OF THE INCORPORATED DOCUMENTS, OTHER THAN EXHIBITS TO SUCH DOCUMENTS, UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE THEREIN. REQUESTS SHOULD BE DIRECTED TO MR. CHRISTOPHER T. SCREEN, ASSISTANT SECRETARY, MISSISSIPPI POWER & LIGHT COMPANY, P.O. BOX 61000, NEW ORLEANS, LOUISIANA 70161, TELEPHONE NUMBER: 504-569-4212. THE INFORMATION RELATING TO THE COMPANY CONTAINED IN THIS PROSPECTUS AND ANY ACCOMPANYING PROSPECTUS SUPPLEMENT DOES NOT PURPORT TO BE COMPREHENSIVE AND SHOULD BE READ TOGETHER WITH THE INFORMATION CONTAINED IN THE INCORPORATED DOCUMENTS.

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS OR, WITH RESPECT TO ANY SERIES OF NEW G&R BONDS OR NEW PREFERRED STOCK, THE PROSPECTUS SUPPLEMENT RELATING THERETO, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS AND ANY PROSPECTUS SUPPLEMENT DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION.

     NEITHER THE DELIVERY OF THIS PROSPECTUS AND A PROSPECTUS SUPPLEMENT NOR ANY SALE MADE THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE OF THAT PROSPECTUS SUPPLEMENT.

                             ---------------------

                                  THE COMPANY

     The Company was incorporated under the laws of the State of Mississippi on January 2, 1963 and is successor by merger to a predecessor Mississippi Power & Light Company which was incorporated under the laws of the State of Florida on October 3, 1927. The merger of the predecessor Mississippi Power & Light Company into the Company became effective on May 1, 1963. The Company's principal executive office is located in the Electric Building, 308 East Pearl Street, Jackson, Mississippi 39201. Its telephone number, including area code, is 601-969-2311.

     The Company is an electric public utility company with substantially all of its operations in the State of Mississippi. Entergy Corporation ("Entergy"), which is a registered public utility holding company under the Public Utility Holding Company Act of 1935, as amended ("Holding Company Act"), owns all of the outstanding common stock of the Company. The Company, Arkansas Power & Light Company ("AP&L"), Louisiana Power & Light Company ("LP&L") and New Orleans Public Service Inc. ("NOPSI") are the principal operating electric utility subsidiaries of Entergy. Entergy also owns all of the common stock of System Energy Resources, Inc. ("System Energy"), a generating company, Entergy Services, Inc., a service company, Entergy Enterprises, Inc., a non-utility company, Entergy Operations, Inc., a nuclear management services company, and Entergy Power, Inc., a subsidiary formed to market capacity and energy from certain Entergy System generating units in wholesale markets. Entergy also has several subsidiaries formed to participate in utility projects located outside the Entergy System's retail service territory, both domestically and in foreign countries.

     The Company, AP&L, LP&L and NOPSI own all the capital stock of System Fuels, Inc., a special purpose company which implements and/or maintains certain programs for the procurement, delivery and storage of fuel supplies for Entergy subsidiaries.

                                USE OF PROCEEDS

     The net proceeds to be received from the issuance and sale of the New G&R Bonds and/or the New Preferred Stock will be used for general corporate purposes, including the possible redemption or other acquisition, in whole or in part, of certain of the Company's outstanding securities. Any specific securities acquired with the proceeds of sales of a series of New G&R Bonds or New Preferred Stock will be set forth in the Prospectus Supplement relating to that series. Reference is made to the Incorporated Documents with respect to the Company's most significant contingencies, its general capital requirements, and its general financing plans and capabilities, including its short term borrowing capability, earnings coverage requirements under the Company's Restated Articles of Incorporation, as amended ("Articles of Incorporation"), which limit the amount of additional preferred stock which the Company may issue, and earnings coverage and other requirements under the Company's general and refunding mortgage, which limit the amount of additional mortgage bonds which the Company may issue.

                        DESCRIPTION OF THE NEW G&R BONDS

     GENERAL. The New G&R Bonds are to be issued under the Company's Mortgage and Deed of Trust, dated as of February 1, 1988, as supplemented by various supplemental indentures thereto and as to be further supplemented by one or more supplemental indentures relating to the New G&R Bonds (collectively referred to as the "G&R Mortgage"), to Bank of Montreal Trust Company ("Trustee") and Mark
F. McLaughlin (successor to Z. George Klodnicki), as Trustees (collectively, "Trustees"). All General and Refunding Mortgage Bonds issued or to be issued under the G&R Mortgage are referred to herein as "G&R Bonds."

     The statements herein concerning the G&R Bonds, the New G&R Bonds and the G&R Mortgage are merely an outline. They are subject to the detailed provisions of the G&R Mortgage, which are incorporated herein by reference.

     TERMS OF SPECIFIC SERIES OF THE NEW G&R BONDS. A Prospectus Supplement will include descriptions of the following terms of a series of the New G&R Bonds to be issued: (1) the designation of such series of the New G&R Bonds; (2) the aggregate principal amount of such series; (3) the date on which such series will mature; (4) the rate at which such series will bear interest and the date from which such interest accrues; (5) the dates on which interest will be payable; (6) the prices and the other terms and conditions upon which the particular series may be redeemed by the Company prior to maturity; (7) whether the dividend covenant described below will be applicable to any such series; (8) if an insurance policy will be provided for the payment of the principal of and/or interest on the New G&R Bonds of such series, the terms thereof; and (9) any other terms of the New G&R Bonds not inconsistent with the provisions of the G&R Mortgage.

     FORM AND EXCHANGES. Unless otherwise indicated in a Prospectus Supplement, the New G&R Bonds will be delivered in definitive fully registered form in denominations of $1,000 or any multiple thereof. No service charge will be made for any transfer or exchange of the New G&R Bonds.

     SECURITY. The New G&R Bonds, together with all other G&R Bonds now or hereafter issued under the G&R Mortgage, will be secured by the G&R Mortgage, which constitutes, in the opinion of General Counsel for the Company, a second mortgage lien on all properties of the Company (except properties released under the terms of the G&R Mortgage and except as stated below), subject to (1) the first lien of the Company's Mortgage and Deed of Trust dated as of September 1, 1944, to Bank of New York (successor to Irving Trust Company) and W.T. Cunningham (successor Co-Trustee), as Trustees, as supplemented ("First Mortgage") and other excepted encumbrances, (2) minor defects and encumbrances customarily found in properties of like size and character which do not materially impair the use of the property affected thereby in the conduct of the business of the Company, and (3) other liens, defects and encumbrances, if any, existing or placed thereon at the time of acquisition thereof by the Company and except as limited by bankruptcy law. There are excepted from the lien certain property, including all cash and securities; all merchandise, equipment, apparatus, materials or supplies held for sale or other disposition in the usual course of business or consumable during use; automobiles, vehicles and aircraft; timber, minerals, mineral rights and royalties; and receivables, contracts, leases and operating agreements.

     The G&R Mortgage contains provisions for subjecting after-acquired property (subject to the First Mortgage and pre-existing liens) to the lien thereof, subject to limitations in the case of consolidation, merger or sale of substantially all of the Company's assets.

     The G&R Mortgage is junior and subordinate to the lien of the First Mortgage on substantially all of the Company's properties. At August 31, 1993, approximately $214.9 million principal amount of bonds were outstanding under the First Mortgage. Such bonds and all other bonds issued or to be issued under the First Mortgage are hereinafter referred to as "First Mortgage Bonds." No additional First Mortgage Bonds are permitted to be issued under the First Mortgage (except such First Mortgage Bonds as may be issued from time to time to the Trustees under the G&R Mortgage at the option of the Company to provide additional security thereunder).

     The G&R Mortgage provides that the Trustees shall have a lien upon the mortgaged property, prior to the New G&R Bonds, for the payment of their reasonable compensation, expenses and disbursements and for indemnity against certain liabilities.

     The G&R Mortgage contains restrictions on liens and on the issuance of indebtedness, including bonds, so long as any G&R Bonds issued prior to January 1, 1993 are outstanding (see "Certain Other Covenants" below).

     ISSUANCE OF ADDITIONAL G&R BONDS. The maximum principal amount of G&R Bonds that may be issued under the G&R Mortgage is unlimited. G&R Bonds of any series may be issued from time to time on the basis of (1) the aggregate uncollected balance of certain rate deferrals, described below, recorded as assets on the books of the Company (whether or not subject to the lien of the G&R Mortgage), but the aggregate principal amount of outstanding G&R Bonds issued on this basis shall not exceed the lesser of $400,000,000 or 50% of the uncollected balance of such deferred costs, (2) 70% of property additions after adjustments to offset retirements, (3) retirement of G&R Bonds or of First Mortgage Bonds, and (4) deposit of cash. Deposited cash may be withdrawn upon the bases stated in (2) or
(3). Property additions generally include electric, gas, steam or hot water property acquired after December 31, 1987, but may not include, among other things, securities, automobiles, vehicles or aircraft, or property used principally for the production or gathering of natural gas.

     With certain exceptions in the case of (3) above, the issuance of G&R Bonds is subject to adjusted net earnings for 12 out of the preceding 15 months, before income taxes, being at least twice the annual interest requirements on all First Mortgage Bonds and all G&R Bonds at the time outstanding, including the additional issue, and all indebtedness, if any, of prior rank. The Company has reserved the right, without the consent of the holders of any series of G&R Bonds created after January 1, 1993, including the New G&R Bonds, to substitute for the foregoing a requirement that adjusted net earnings for 12 out of the preceding 18 months, before income taxes, be at least twice such annual interest requirements. In general, interest on variable interest bonds, if any, is calculated using the average rate in effect during such 12 months period.

     Pursuant to an order of the Mississippi Public Service Commission, issued on September 16, 1985 and modified on September 29, 1988 and September 7, 1989 ("Rate Order"), the Company defers for future recovery a portion of its costs related to its allocated share of capacity and energy from System Energy's interest in Unit No. 1 of the Grand Gulf Nuclear Electric Generating Station ("Grand Gulf 1"). The Rate Order provides, among other things, for the recovery by the Company, in equal annual installments over the ten year period beginning October 1, 1988, of all Grand Gulf 1-related costs deferred through September 30, 1988. Additionally, the Rate Order permitted the Company to defer, in decreasing amounts, a portion of its Grand Gulf 1-related costs over the four annual periods commencing October 1, 1988. These deferrals will be recovered by the Company over the succeeding six-year period ending September 30, 1998 in accordance with the annual recovery schedule specified in the Rate Order. The Rate Order further allows for the recovery by the Company of carrying charges on all deferred amounts on a current basis. Reference is made to the Incorporated Documents for further information with respect to these matters.

     Net property additions available at June 30, 1993 were sufficient for the issuance of approximately $72.1 million New G&R Bonds. Deferred Grand Gulf 1-related costs at June 30, 1993 were approximately $653.7 million, which was sufficient, under the limitations described in (1) above, to support the issuance of approximately $141.8 million of New G&R Bonds.

     The G&R Mortgage contains restrictions on the issuance of G&R Bonds against property subject to liens.

     Other than the security afforded by the lien of the G&R Mortgage and restrictions on the issuance of additional G&R Bonds described above (including particularly those described in the first paragraph above), there are no provisions of the G&R Mortgage which afford the holders of the New G&R Bonds protection in the event of a highly leveraged transaction involving the Company. However, such a transaction would require regulatory approval, and management of the Company believes that such approval would be unlikely in a highly leveraged context.

     RELEASE AND SUBSTITUTION OF PROPERTY. Property may be released, without applying any earnings test, upon the bases of: (1) the release of such property from the lien of the First Mortgage, (2) the deposit of cash or, to a limited extent, purchase money mortgages, (3) property additions, after adjustments in certain cases to offset retirements and after making adjustments for certain prior lien bonds, if any, outstanding against property additions, and (4) waiver of the right to issue G&R Bonds. Cash may be withdrawn upon the bases stated in (3) and (4) above. Property owned by the Company on December 31, 1987 is released on the basis of its depreciated book value; all other property is released on the basis of its cost, as defined in the G&R Mortgage.

     Unfunded property may also be released if after such release, outstanding G&R Bonds will not exceed 70% of the aggregate fair value of the then funded property of the Company. The Company has reserved the right, without the consent of the holders of any series of G&R Bonds created after January 1, 1993, including the New G&R Bonds, to add an additional provision for the release of unfunded property. Under the new provisions, the Company will be able to release unfunded property without meeting the 70% test if after such release, the Company will have at least one dollar ($1) in unfunded property that remains subject to the lien of the G&R Mortgage.

     DIVIDEND COVENANT. The Company may covenant in substance that, so long as any New G&R Bonds of a particular series remain outstanding, it will not pay any cash dividends on common stock or repurchase common stock after a selected date close to the date of the original issuance of such series of New G&R Bonds (other than certain dividends that may be declared by the Company prior to such selected date) except from credits to retained earnings after such selected date plus an amount not to exceed $250,000,000 and plus such additional amounts as shall be approved by the SEC. The Prospectus Supplement relating to a particular series of New G&R Bonds will state whether this covenant will apply to such series.

     CERTAIN OTHER COVENANTS. The Company has covenanted that, so long as any G&R Bonds issued on the basis of Grand Gulf 1-related deferrals (described above under "Issuance of Additional G&R Bonds") are outstanding, (1) it will not sell, assign or grant any lien on its deferred Grand Gulf 1-related costs (except as contemplated by the First Mortgage and except for the possible pledge thereof as additional security under the G&R Mortgage for the equal and proportionate benefit of all G&R Bondholders), and (2) it will take all reasonable actions to maintain in full force and effect the Rate Order and to defend the Rate Order against challenges, and it will not take any action to modify the Rate Order in any manner that is materially adverse to the interests of the holders of the G&R Bonds.

     In connection with the issuance of G&R Bonds prior to January 1, 1993, the Company has also made certain covenants related to, among other things, limitations on outstanding indebtedness, guaranties, dispositions of assets (including accounts receivable and unbilled revenues), liens, lines of business and transactions with affiliates. The covenant limiting indebtedness provides that the Company will not incur or permit to be outstanding any indebtedness for borrowed money except (1) First Mortgage Bonds; (2) G&R Bonds; (3) indebtedness in respect of industrial development or pollution control revenue bonds (subject to certain conditions, including the Company's meeting the net earnings and property additions issuance tests under the G&R Mortgage as if an equal principal amount of G&R Bonds bearing an equal rate of interest were being issued); (4) not more than $100,000,000 of indebtedness maturing in one year or less and secured by an assignment of accounts receivable or unbilled revenues; and (5) unsecured indebtedness maturing in one year or less in an amount not exceeding the greater of 10% of capitalization, or 50% of cumulative deferred and uncollected Grand Gulf 1-related costs (less the principal amount of outstanding G&R Bonds issued on the basis of Grand Gulf 1-related deferrals and less outstanding indebtedness permitted by (4)). The covenant limiting guaranties provides that the Company will not guarantee any financial obligations except (1) guaranties in the ordinary course of business in connection with the leasing of equipment or financing of fuel purchases; (2) guaranties of obligations of System Fuels, Inc. in connection with its fuel supply business that are approved by the SEC under the Holding Company Act; and
(3) financial undertakings of the Company in connection with its obligations to System Energy. When G&R Bonds issued prior to January 1, 1993 are no longer outstanding (the latest scheduled maturity of such G&R Bonds being July 15, 1997), the Company will no longer be bound by these covenants.

     MAINTENANCE AND REPLACEMENT FUND IN FIRST MORTGAGE. The New G&R Bonds will not be subject to any maintenance or replacement provisions. However, the Company has covenanted to comply with the provisions of Sections 38 and 39(I) of the First Mortgage (which relate to maintenance and replacement of property), but only so long as the First Mortgage remains outstanding. Such Section 39(I) provides that in addition to actual expenditures for maintenance and repairs, the Company is required to expend or deposit for each year, for replacements and improvements in respect of mortgaged electric, gas, steam and/or hot water utility property, and certain automotive equipment, an amount equal to $600,000 plus 2 1/4% of net additions to mortgaged utility property made after December 31, 1943 and prior to the beginning of the year for which the calculation is made. Such requirement may be met by depositing cash under the First Mortgage or certifying gross property additions thereunder or expenditures for certain automotive equipment or by taking credit for First Mortgage Bonds and qualified lien bonds retired. Any excess in such credits may be applied against future requirements. Such cash may be used to redeem or purchase First Mortgage Bonds or may be withdrawn against gross property additions under the First Mortgage or waiver of the right to issue First Mortgage Bonds.

     DEFAULTS AND NOTICE THEREOF. Defaults are defined in the G&R Mortgage as: default in payment of principal; default for 10 days in payment of interest; certain events in bankruptcy, insolvency or reorganization; default in other covenants for 30 days after notice (unless the Company has in good faith commenced efforts to perform the covenant); default under a supplemental indenture; and the occurrence of a "Default" under the First Mortgage (defined as being default in payment of principal of First Mortgage Bonds, default for 60 days in payment of interest on or installments of funds for retirement of First Mortgage Bonds, certain defaults with respect to qualified lien bonds, certain events in bankruptcy, insolvency or reorganization, and default for 90 days after notice in other covenants). The Company has reserved the right, without the consent of the holders of any series of G&R Bonds created after January 1, 1993, including the New G&R Bonds, to modify this definition to provide that default for 30 days (rather than 10 days) in payment of interest and default in other covenants for 90 days (rather than 30 days) after notice constitute defaults under the G&R Mortgage.

     The Trustee or the holders of 25% of the G&R Bonds may declare the principal and interest due and payable on default but a majority may annul such declaration if such default has been cured. No holders of G&R Bonds may enforce the lien of the G&R Mortgage without giving the Trustees written notice of a default and unless the holders of 25% of the G&R Bonds have requested the Trustees to act and offered them reasonable opportunity to act and indemnity satisfactory to them against the cost, expenses and liabilities to be incurred thereby and the Trustees shall have failed to act. The holders of a majority of the G&R Bonds may direct the time, method and place of conducting any proceedings for any remedy available to the Trustees or exercising any trust or power conferred on the Trustees. The Trustees are not required to risk their funds or incur personal liability if there is reasonable ground for believing that repayment is not reasonably assured.

     The supplemental indentures relating to certain G&R Bonds issued prior to January 1, 1993 set forth additional events constituting "defaults" under the G&R Mortgage, including certain defaults with respect to other indebtedness, capital lease obligations and guaranties of the Company aggregating more than $5,000,000. These additional defaults apply only so long as any G&R Bonds created by such supplemental indentures are outstanding and may be waived by the holders of such G&R Bonds, without the consent of the holders of any other G&R Bonds, including the New G&R Bonds.

     EVIDENCE TO BE FURNISHED TO THE TRUSTEE. Compliance with G&R Mortgage provisions is evidenced by written statements of Company officers or persons selected or paid by the Company. In certain cases, opinions of counsel and certification of an engineer, accountant, appraiser or other expert (who in some cases must be independent) must be furnished. The Company must give the Trustee an annual statement as to whether or not the Company has fulfilled its obligations under the G&R Mortgage throughout the preceding calendar year.

     MODIFICATION. The rights of holders of G&R Bonds may be modified with the consent of the holders of a majority of the G&R Bonds, or, if less than all series of G&R Bonds are adversely affected, the consent of the holders of a majority of the G&R Bonds adversely affected (except with respect to amendments or waivers of the provisions of certain supplemental indentures dated prior to January 1, 1993 which require the consent of the holders of a majority of the series created in such supplemental indenture and not of any other series). In general, no modification of the terms of payment of principal, premium, if any, or interest and no modification affecting the lien of the G&R Mortgage or reducing the percentage required for modification is effective against any holder of G&R Bonds without his consent.

                     DESCRIPTION OF THE NEW PREFERRED STOCK

     GENERAL. The Articles of Incorporation provide for a class of Preferred Stock, Cumulative, $100 Par Value ("Preferred Stock"), which may be issued from time to time in one or more series. Except in certain respects as to which there may be variations between series, the shares of each series have the same rank and are identical in all respects. The respects as to which there may be variations as between series are (a) the number of shares constituting each series and the distinguishing serial designation thereof, (b) the annual dividend rate or rates, dividend payment dates and the date from which dividends shall be cumulative, (c) the amounts payable on redemption, and (d) the sinking fund provisions, if any, for the redemption or purchase of shares. When a new series of Preferred Stock is issued, the number of shares constituting such series, its distinguishing serial designation and its distinctive characteristics (in those limited respects as to which there may be variations between series) are stated and expressed in the articles of amendment to the Articles of Incorporation providing for the issuance of such series. The New Preferred Stock will constitute one or more additional series of the Preferred Stock.

     The statements herein concerning the Preferred Stock and the New Preferred Stock are merely an outline and do not purport to be complete. Such statements do not relate or give effect to the provisions of Mississippi statutory or common law and are subject in all respects to the detailed provisions of the Articles of Incorporation and the proposed forms of articles of amendment to be adopted for each series of New Preferred Stock. The Articles of Incorporation and the form of articles of amendment are filed as exhibits to the Registration Statement.

     TERMS OF SPECIFIC SERIES OF THE NEW PREFERRED STOCK. A Prospectus Supplement will describe the following terms of New Preferred Stock to be issued: (1) the designation of such series of New Preferred Stock; (2) the number of shares of New Preferred Stock of such series; (3) the purchase price and initial public offering price, if any, of the shares of such series; (4) the dividend rate (or method of calculation thereof); (5) the dividend payment dates and the date from which dividends will be cumulative; (6) the terms and conditions pursuant to which, and the prices at which, the Company may redeem shares of such series; (7) the terms and amount of any sinking fund requirements applicable to such series and (8) any other terms of the New Preferred Stock not inconsistent with the Articles of Incorporation.

     DIVIDEND RIGHTS. Each series of the New Preferred Stock, pari passu with each other series of the Preferred Stock, shall be entitled, when and as declared by the Board of Directors, in preference to the common stock, to dividends at the rate stated in the title thereof, payable quarterly on such dates as are stated in the articles of amendment providing for the issuance of such series.

     VOTING RIGHTS. Except for those purposes for which the right to vote is expressly conferred upon the Preferred Stock by the Articles of Incorporation or applicable Mississippi law, no holder thereof is entitled to notice of or to vote at any meeting of shareholders. For those purposes for which the Preferred Stock has a right to vote, the holders are entitled to one vote for each share held.

     The Articles of Incorporation expressly provide that, during any periods when dividends on the Preferred Stock are in default in an amount equal to four full quarterly payments or more per share, the holders of the Preferred Stock, voting separately as a class, are entitled to elect a majority of the Board of Directors, and the holders of the common stock, voting separately as a class, are entitled to elect the remaining directors of the Company.

     RESTRICTIONS ON ISSUANCE OF PRIOR RANKING STOCK AND ON ALTERING RIGHTS OF PREFERRED STOCK. The vote of the holders of two-thirds of the Preferred Stock, voting separately as a class, is required prior to the issuance of any new stock ranking prior thereto except to provide funds for the redemption of all of the Preferred Stock then outstanding, and for the amendment or alteration of any of the rights, preferences or powers of the Preferred Stock in a manner which would affect adversely any of such rights, preferences or powers. If any such amendment or alteration would affect adversely the rights, preferences or powers of less than all of the Preferred Stock, only the consent of the holders of two-thirds of the outstanding shares of all series so affected is required. The increase or decrease in the authorized amount of the Preferred Stock, or the creation, or increase or decrease in the amount, of any class of stock ranking on a parity with the Preferred Stock, shall not be deemed to affect adversely the rights, preferences or powers of the holders of the Preferred Stock.

     RESTRICTIONS ON MERGER, SALE OF ASSETS, ISSUANCE OF UNSECURED DEBT AND SALE OF ADDITIONAL PREFERRED STOCK. The vote of the holders of a majority of the Preferred Stock, voting separately as a class, is required prior to merger, consolidation or the disposition by the Company of all or substantially all of its assets, unless such merger, consolidation or disposition has been ordered, approved or permitted under the Holding Company Act, and prior to the making of certain unsecured borrowings. Such a vote is also required for the issue of additional Preferred Stock or any equally ranking stock unless gross income (as defined in the Articles of Incorporation) for a period of 12 consecutive calendar months within the 15 calendar months immediately preceding the issue, available for the payment of interest, is at least 1 1/2 times the sum of the annual interest charges on all interest bearing indebtedness of the Company and the annual dividend requirements on all outstanding Preferred Stock and any other stock ranking prior thereto or on a parity therewith, including the shares proposed to be issued, and unless the aggregate of the capital of the Company applicable to its common stock and the surplus of the Company shall be not less than the aggregate amount payable on involuntary liquidation on all shares of the Preferred Stock, and any other stock ranking prior thereto or on a parity therewith, outstanding after the issue of the shares proposed to be issued.

     LIQUIDATION RIGHTS. Upon voluntary liquidation, each series of the New Preferred Stock shall be entitled, on a parity with each other series of the Preferred Stock and in preference to the common stock, to an amount equal to its then current redemption price, plus any accumulated and unpaid dividends. Upon involuntary liquidation, each series of the New Preferred Stock shall be entitled, on a parity with each other series of the Preferred Stock and in preference to the common stock, to $100 per share, plus any accumulated and unpaid dividends.

     OTHER RIGHTS. The New Preferred Stock will not have any preemptive or conversion rights.

     LIABILITY TO FURTHER CALLS AND ASSESSMENTS. All of the New Preferred Stock will be validly issued and fully paid and non-assessable upon receipt by the Company of the purchase price thereof.

     CERTAIN LIMITATIONS ON COMMON STOCK DIVIDENDS. The Articles of Incorporation in effect restrict the payment of dividends on common stock of the Company to 75% of net income available therefor if the percentage of Common Stock Equity to Total Capitalization, as defined, is between 20% and 25%, and to 50% of such net income if such percentage is less than 20%. At any time when Common Stock Equity is 25% or more of Total Capitalization, the Company may not declare dividends on the common stock that would reduce Common Stock Equity below 25% of Total Capitalization, except as hereinbefore provided. Certain other limitations on the payment of common stock dividends also exist in the Articles of Incorporation. In addition, certain limitations on the payment of common stock dividends exist in the Company's bond indentures.

     CERTAIN TERMS APPLICABLE TO REDEMPTION. In general, at any time when dividends payable on any Preferred Stock are in default, the Company may not (1) make any payment, or set aside funds for payment, into any sinking find for the purchase or redemption of any shares of the Preferred Stock, or (2) redeem, purchase or otherwise acquire less than all of the shares of the Preferred Stock, in either case unless approval is obtained under the Holding Company Act. Any shares of the Preferred Stock which are redeemed, purchased or acquired shall be retired and cancelled.

     TRANSFER AGENT AND REGISTRAR. The transfer agent and registrar for the New Preferred Stock is Mellon Securities Trust Company.

           RATIOS OF EARNINGS TO FIXED CHARGES AND RATIOS OF EARNINGS
                    TO FIXED CHARGES AND PREFERRED DIVIDENDS

     The Company has calculated ratios of earnings to fixed charges and ratios of earnings to fixed charges and preferred dividends pursuant to Item 503 of SEC Regulation S-K as follows:

                                                                TWELVE MONTHS ENDED
                                        --------------------------------------------------------------------
                                                              DECEMBER 31,
                                        --------------------------------------------------------    JUNE 30,
                                          1988        1989        1990        1991        1992        1993
                                        --------    --------    --------    --------    --------    --------
Ratios of Earnings to Fixed
  Charges(a)..........................    2.22        1.04(c)     2.42        2.36        2.37        3.66(d)
Ratios of Earnings to Fixed Charges
  and Preferred Dividends(a)(b).......    1.72        1.00(c)     1.93        1.94        1.97        2.99(d)

------------

(a) "Earnings", as defined by SEC Regulation S-K, represent the aggregate of (1) net income, (2) taxes based on income, (3) investment tax credit adjustments -- net and (4) fixed charges. "Fixed Charges" include interest (whether expensed or capitalized), related amortization and interest applicable to rentals charged to operating expenses.

(b) "Preferred Dividends," as defined by SEC Regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the effective income tax rate.

(c) Earnings for the twelve months ended December 31, 1989 include the impact of the write-off of $60 million of deferred Grand Gulf 1-related costs, pursuant to an agreement between the Company and the Mississippi Public Service Commission.

(d) Earnings for the twelve months ended June 30, 1993 include the $52.2 million pre-tax cumulative effect as of January 1, 1993 of a change in accounting principle to provide for the accrual of estimated unbilled revenues.

                              EXPERTS AND LEGALITY

     The financial statements and the related financial statement schedules incorporated in this Prospectus by reference from the Company's Annual Report on Form 10-K, have been audited by Deloitte & Touche, independent auditors, as stated in their reports which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in auditing and accounting.

     With respect to unaudited interim financial information which is incorporated herein by reference, Deloitte & Touche have applied limited procedures in accordance with professional standards for review of such information. However, as stated in their reports included in the Company's Quarterly Reports on Form 10-Q and incorporated by reference herein, they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on the unaudited interim financial information because those reports are not "reports" or "parts" of the Registration Statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of that Act.

     The statements as to matters of law and legal conclusions made under "Description of the New G&R Bonds" and "Description of the New Preferred Stock" have been reviewed by Wise Carter Child & Caraway, Professional Association, General Counsel for the Company, and by Reid & Priest, counsel for the Company, and are set forth herein in reliance upon the opinions of said firms, respectively, and upon their authority as experts. The statements made herein or in the Incorporated Documents as to matters of law and legal conclusions, based on the belief or opinion of the Company or otherwise, pertaining to titles to properties, franchises and other operating rights of the Company, regulations to which the Company is subject and any legal proceedings to which the Company is a party, are made on the authority of Wise Carter Child & Caraway, Professional Association, and such statements are included in such documents and herein in reliance upon their authority as experts.

     The legality of the New G&R Bonds and the New Preferred Stock will be passed upon for the Company by Wise Carter Child & Caraway, Professional Association, P.O. Box 651, Jackson, Mississippi, and Reid & Priest, 40 West 57th Street, New York, New York, and for the underwriter(s), dealer(s), agent(s) or purchaser(s) by Winthrop, Stimson, Putnam & Roberts, One Battery Park Plaza, New York, New York. However, all legal matters pertaining to the organization of the Company, titles to property, franchises and the lien of the G&R Mortgage, and all matters of Mississippi law will be passed upon only by Wise Carter Child & Caraway, Professional Association.

                              PLAN OF DISTRIBUTION

     The Company may sell the New G&R Bonds and the New Preferred Stock in one or more sales in any of three ways: (1) through one or more underwriters or dealers; (2) directly to a limited number of purchasers or to a single purchaser; or (3) through one or more agents. The Prospectus Supplement relating to a series of the New G&R Bonds ("Offered G&R Bonds") or a series of the New Preferred Stock ("Offered Stock") will set forth the terms of the offering, as applicable, of the Offered G&R Bonds or the Offered Stock, including the name or names of any underwriters, dealers or agents, the purchase price of such Offered G&R Bonds or Offered Stock, and the proceeds to the Company from such sale, any items constituting underwriters' compensation, any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

     The underwriter or underwriters with respect to a particular underwritten offering of the Offered G&R Bonds or Offered Stock will be named in the Prospectus Supplement relating to such offering.

     If underwriters are involved in the sale, the Offered G&R Bonds or Offered Stock will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Unless otherwise set forth in the Prospectus Supplement, the obligations of the underwriters to purchase the Offered G&R Bonds or Offered Stock will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all such Offered G&R Bonds or Offered Stock if any are purchased; provided that the agreement between the Company and the underwriter or underwriters providing for the sale of the Offered G&R Bonds or Offered Stock may provide that under certain circumstances involving a default of underwriters, less than all of the Offered G&R Bonds or Offered Stock may be purchased.

     Offered G&R Bonds or Offered Stock may be sold directly by the Company or through agents designated by the Company from time to time. The Prospectus Supplement will set forth the name of any agent involved in the offer or sale of the Offered G&R Bonds or Offered Stock in respect of which the Prospectus Supplement is delivered as well as any commissions payable by the Company to such agent. Unless otherwise indicated in the Prospectus Supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

     If so indicated in the Prospectus Supplement, the Company will authorize agents, underwriters or dealers to solicit offers by certain specified institutions to purchase Offered G&R Bonds or Offered Stock from the Company at the public offering price set forth in the Prospectus Supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. Such contracts will be subject to those conditions set forth in the Prospectus Supplement, and the Prospectus Supplement will set forth the commission payable for solicitation of such contracts.

     Each Prospectus Supplement relating to a particular offering of Offered G&R Bonds or Offered Stock will contain a statement (1) as to whether or not the Company is able to predict the existence of a secondary market for such securities and, if such existence is predicted, as to the extent of such secondary market, and (2) if such securities are to be purchased by an underwriter or underwriters, as to whether or not such underwriter or underwriters intend to make a market in such securities.

     Subject to certain conditions, the Company may agree to indemnify any underwriters, dealers, agents or purchasers and their controlling persons against certain civil liabilities, including liabilities under the Securities Act of 1933.

======================================================

     NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS OR THE ACCOMPANYING PROSPECTUS SUPPLEMENT AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY AGENT OR UNDERWRITER. THIS PROSPECTUS AND THE ACCOMPANYING PROSPECTUS SUPPLEMENT DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT NOR ANY SALE MADE HEREUNDER OR THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                          ---------------------------

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                        PAGE
                                        ----
Incorporation of Certain Documents by
  Reference...........................   S-2
Selected Financial Information........   S-2
Use of Proceeds.......................   S-3
Description of the New G&R Bonds......   S-3
Credit Enhancement of the New G&R
  Bonds...............................   S-6
Underwriting..........................   S-8
Experts and Legality..................   S-9
Appendix A............................   A-1

                 PROSPECTUS
Available Information.................     2
Incorporation of Certain Documents by
  Reference...........................     2
The Company...........................     3
Use of Proceeds.......................     3
Description of the New G&R Bonds......     4
Description of the New Preferred
  Stock...............................     8
Ratios of Earnings to Fixed Charges
  and Ratios of Earnings to Fixed
  Charges and Preferred Dividends.....    10
Experts and Legality..................    10
Plan of Distribution..................    11

======================================================
======================================================
                                  $80,000,000
                                    ENTERGY
                               MISSISSIPPI, INC.

                             GENERAL AND REFUNDING
                             MORTGAGE BONDS, 6.45%
                            SERIES DUE APRIL 1, 2008

                          ---------------------------

                             PROSPECTUS SUPPLEMENT
                                 MARCH 31, 1998
                          ---------------------------
                                LEHMAN BROTHERS
                           MORGAN STANLEY DEAN WITTER
                              SALOMON SMITH BARNEY

======================================================